THE LAW OFFICES OF
RYAN ALEXANDER

520 South Fourth Street, Suite 340 · Las Vegas, Nevada 89101
Phone: (702) 868-3311 · Facsimile: (702) 868-3312
Email: Info@RyanAlexander.us · Website: www.RyanAlexander.us

VIA EDGAR

October 21, 2010

Anne Nguyen-Parker, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C., 20549-3561

Re:          Kinetic Resources Corp.
Registration Statement on Form S-1 Filed September 13, 2010
File No. 333-169346

Dear Ms. Nguyen-Parker:

We write on behalf of Kinetic Resources Corp. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated October 8, 2010 by Anne Nguyen-Parker, Branch Chief of the Commission’s Division of Corporate Finance commenting on the Company’s Registration Statement on Form S-1 filed September 13, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

General

1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response: Your comment is noted.

2.
If a numbered comment raises more than one question or includes more than bullet point, please fully respond to each such question and bullet point.  Also, to expedite our review, include in your letter number responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

Response: Your comment is noted.

3.
Prior to printing and distribution of the preliminary prospectus, if you have not done so, please provide us with copies of all artwork and any graphics you wish to include in the prospectus.  Also, please provide us with accompanying captions, if any.   We may have comments after reviewing these materials

Response:  The only graphics the Company wishes to include in the Prospectus are: (1) the “Young America Mine Location” map shown on Page 28, and (2) the “Property Topology” map shown on Page 28.   Separate copies of these graphics have been included as attachments to this correspondence.

4.	Please provide the name and address of your agent for service on your registration statement cover page, as Form S-1 requires.

Response: The name and address of the Company’s agent for service has been inserted on the Registration Statement Cover Page.

5.
We also note that your principal executive offices share the same address as that of your agent for service.  If true, please disclose that they share the same address, as well as the terms pursuant to which the registrant is using these offices.

Response:  Because of the unreliability of the Mexican postal system, the Company stated the U.S. address of its agent for service of process as its principal executive office in order that all mailings could be received and forwarded to the Company by courier.  The front page of the registration statement has been corrected to reflect the Company’s physical address in Mexico. In addition, the Summary Section at Page 5 has been clarified to state the physical address of our principal executive offices in Mexico and to specify that the address of our agent for service of process is our mailing address.

6.	Ensure that your disclosure is updated, current, consistent, and accurate. For example, we note the following:

•	you refer to your sole officer and director, Luis Antonio Delgado Gonzalez also as “Antonio Delgado” throughout the registration statement;

Response: To provide consistency throughout, the Registration Statement has been corrected throughout to refer to our sole officer and director as Luis Antonio Delgado Gonzalez.

•	you state that you have “not acquired any assets from Mr. Delgado, other than [his] purchase of . . . common stock” on page 19, yet you also state that Mr. Delgado provided a $15,000 loan on page 6;

Response:  On August 30, 2010, our president Luis Antonio Delgado Gonzalez loaned us $15,000. The loan is interest free. The principal balance is due on or before September 30, 2012.  This additional information has been included in the Section titled Organization within the Last Five Years on Page 19 and Certain Relationships and Related Transaction on Page 38.

•	you list the Nevada Agency and Trust Company as your agent for service on page 29 but refer to the Nevada Agency and Transfer Company in your charter;

Response: The correct name for the agent for service is Nevada Agency And Transfer Company. It has been corrected on Page 29.

•	you provide the Commission’s former address on page 38; and

Response: The address has been corrected to: Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E. Washington, D.C. 20549 in the Section titled Available Information on Page 38.

•	you state your total net operating losses as of “June 30, 2009” on page F-11.

Response: This should have stated June 30, 2010. It has been corrected on Page F-11.

Please note that these are examples only.  Review your entire registration statement and revise as necessary.

7.	Explain to us each of the following items:

•	who prepared the registration statement;

•	what basis the preparer had or source(s) upon which it relied in drafting the prospectus;

•	who created the business plan which is described; and

•	how and when Mr. Delgado first came to be affiliated with Kinetic.

We may have additional comments based on your responses.

Response:  The registration statement was prepared by Mr. Delgado in consultation with counsel.  The primary source for the information given in the Prospectus was the Geological Report of Barry J. Price.  Mr. Delgado created the business plan based upon the exploration budget and recommendations given in Mr. Price’s report.

The initial officer and director of the Company, Penny Mendlovic, acted as the incorporator of the Company and performed only ministerial duties related to the Company’s formation.  Upon Ms. Mendlovic’s resignation, Mr. Delgado became the sole officer and director of the Company and became the Company’s initial shareholder upon contribution of the Company’s initial equity capital as explained in Item 15 on Page 41.

8.
Disclose whether either Mr. Delgado or Mr. Price has visited the subject property.  Also, if neither a professional geologist nor a mining engineer has physically examined the property in the field, so state in a new risk factor which discusses the resultant risks to investors.

Response:  Neither Mr. Delgado nor Mr. Price has yet visited the subject property.  An additional risk factor has been inserted on Page 7.

9.
We note that your sole officer, director and employee resides in Mexico.  Please discuss how often he intends to visit the property, which is located in the state of Washington, within the next one to two years.

Response:  Mr. Delgado intends to visit the property prior to the inception of Phase I. He then intends to visit property again upon the completion of Phase I. It is expected that Phase I will begin at some point in 2011. Therefore, it is likely that Mr. Delgado will visit property two times in the next one to two years.

Additional disclosure to this effect has been inserted in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on Page 29.

10.
As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies which have no reserves.  It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission.  If accurate, and with a view toward disclosure, confirm to us that Mr. Delgado did not agree to purchase Kinetic shares or to serve as an officer or director of Kinetic at least in part due to a plan, agreement, or understanding that he would solicit, participate in, or facilitate the sale of the enterprise to (or business combination with) a third party looking to obtain or become a public reporting entity.  Also confirm that he has no such present intention, if true.

Response: Mr. Delgado did not agree to purchase Kinetic shares or to serve as an officer of Kinetic as part of a plan, agreement, or understanding that he would solicit, participate in, or facilitate sale of the enterprise to (or business combination with) a third party looking to obtain or become a public reporting entity.  Mr. Delgado has no such present intention.

Summary, page 4

11.
Please disclose in the summary section the date of your inception.  Please explain why you do not intend to commence Phase I until the second year of your operations.  Clarify what activities you have undertaken and will undertake during your first year of operations.

Response: The date of inception is March 4, 2010 and is in the body of the last paragraph of the Summary section on Page 5.  Additional reference to our date of inception has been inserted at the beginning of the Summary section on Page 4.

The following language was inserted in the Summary Section on Page 4 to explain the Company’s decision not to commence Phase I until the second year of operations:

 “The Company does not currently possess sufficient capital to fully fund Phase I. Therefore the plan of the Company is to continue to raise additional monies in order to be able to fully fund Phase I. The Company believes that is preferable to possess capital sufficient to complete Phase I prior to initiating it. The Company is hopeful that it will be able to raise an amount of capital during the initial year of operation that will allow it to fully fund Phase I and undertake that Phase during the second year of operations.  We currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing would be subject to a number of factors, including the market prices for mined minerals and the costs of exploring for or commercial production of these materials. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us.”

The following language was inserted in the Summary Section on Page 5 to clarify the activities the Company has undertaken and will undertake during its first year of operation: “To date the Company’s activities have focused on securing the YAM Claim and a geologist's report on the YAM Claim.”  “The Company will focus on raising additional capital and otherwise preparing to undertake Phase I of its exploration plan during its first year of operations.”

12.
Please clearly explain your interests in the YAM Mineral Claims.  Discuss the rights and interests of American Mining Corporation with respect to the property covered by the option agreement, and clarify if these are real property rights, mineral rights or both.  Specifically disclose what your rights and obligations are under the “option to purchase” that you acquired from American Mining Corporation.  Briefly disclose the YAM Mineral Claim in terms of size and scope.  We may have further comment.

Response:  The information requested by this comment has been inserted in the Summary section on Pages 4 through 5.

13.	Please revise Mr. Barry Price’s qualifications to explain “M.sc., P. Geo.”

Response: Mr. Price’s qualifications are Masters of Science, Professional Geoscientist.  The full professional title has been included on Pages 4, 18 and 23.

14.
We note you statement that you own rights to explore property on which “there have been mine workings in previous years.”  We further note your statement relating to “[o]ur exploration and mining predecessors” over the past 150 years.  Please clarify the nature of any exploration you have done on the properties. Please also briefly discuss who the mining predecessors are, and when they last explored the property. Expand to discuss the nature of the “commercially exploitable reserves” that were identified.

Response:  The information requested by this comment has been inserted in the Summary section on Pages 4 through 5.  Specifically, the Summary Section on Page 4 has been expanded to:

1) clarify that the Company has done no exploration or mining of the property aside from the geological report, and

2) provide the names of the mining predecessors and the dates they last explored the property.

Additionally, the Summary Section has been revised with respect to the comment regarding the “commercially exploitable reserves” that were identified.  The Summary now explains that “our exploration and mining predecessors extracted  lead, zinc, silver  and other metallic minerals on the YAM Claims and from time to time over the past 150 years operated a mine on these mineral claims” and further states that “no proven commercial reserves have been identified on the YAM Claims.”

Risk Factors, page 6

15.
Please revise to eliminate any text which mitigates the risk you present, such as the statement on page 10 that you “have not experienced any difficulty with compliance of (sic) any laws or regulations... .”

Response: The noted sentence has been removed from the Risk Factor on Page 10.

16.
Ensure that your risk factors are current and precise.  For example, your disclosure on page 12 suggest that you will be subject to the “Penny Stock” rules only once your shares are quoted on the OTCBB.

Response: The caption of the risk factor pertaining to the “Penny Stock” rules on Page 12 has been modified.

17.
We note your disclosure that your sole officer and director, Mr. Delgado, lives in Mexico on page 37.  Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against Mr. Delgado.  This risk factor should address the U.S. stockholders face in:

•	effecting service of process within the United States on Mr. Delgado;

•	enforcing judgments obtained in U.S. Courts based on the civil liability provisions of the U.S. Federal securities against Mr. Delgado;

•	enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Mr. Delgado; and

•	bringing an original action in foreign courts to enforce liabilities based on U.S. federal securities laws against Mr. Delgado.

Alternatively, advise us as to why you believe such a risk factor would be unnecessary.

Response:  An additional risk factor regarding these matters has been inserted on Page 9.

YAM Mineral Claims Mine Working, page 21

18.
Please explain the asterisks in the table on page 22.  In addition, please be sure to include in the table American Mining Corporation’s interest in the property, as well as the current ownership of the property.

Response: Upon review of this matter, the Company has determined that the asterisks were typographic errors and they have been removed.  The interest of American Mining Corporation as the current owner of the property has been added to the table.

Plan of Operations, page 31

19.
Revise the caption to refer to “Management’s Discuss and Analysis of Financial Condition and Results of Operations,” and to provide the disclosure Item 303 of Regulation S-K requires. Refer to Q&A 110.01 from Compliance & Disclosure Interpretations, Regulation S-K (updated June 4, 2010).

Response: The caption of this Item has been changed. The Company believes the disclosure given on Pages 41 through 44 under this revised caption meets each of the requirements of Item 303 of Regulation S-K that are applicable to smaller reporting companies.

Directors, Executive Officers, promoters and Control Persons, page 34

20.
Revise to name the “business of property development and management” for which Mr. Delgado works and to disclose all position(s) held for the past five years, eliminating any gaps or ambiguities as to time.  In addition, please briefly describe the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Delgado should serve as your director, in light of your business and structure.  Refer to Item 401(e) of Regulation S-K.

Response:  The disclosure on Page 34 has been amended to indicate that Mr. Delgado has been employed at Bucerias Colibri Condominium since 2004.  The following language has been added to the end of the biographical disclosure starting on Page 34:

“Mr. Delgado has no specific professional experience, qualifications, or skills that led to his appointment as our sole officer and director.”

21.	Disclose precisely when Mr. Delgado began serving in the listed capacities with Kinetic. Refer to Item 401(b) of Regulation S-K.

Response: The disclosure on Page 34 has been amended to indicate that Mr. Delgado has been serving as the Company’s sole officer and director since March 10, 2010.

Executive Compensation, page 35

22.
We note your statement regarding the management fees of $500 to your former president in Note 4 of page F-10.  Please revise this section to disclose the management fees as compensation and the recipient’s identity.  Refer to Item 402(l) of Regulation S-K.

Response: Ms. Penny Mendlovic earned a $500 management fee for her service as Company CEO, CFO, President, Secretary and Treasurer from March 4, 2010 to March 10, 2010.   Ms. Mendlovic also served as a Director during this period.  She did not earn any compensation for her service as Director. The Executive Compensation discussion and tables have been revised to reflect to reflect her service as an officer and director and monies earned serving as an officer on Pages 35-37.

Certain Relationships and Related Transactions, page 38

23.	Please provide all the required disclosures regarding any loans or other payments made by Mr. Delgado, pursuant to Item 404 of Regulation S-K.

Response: The Certain Relationships and Related Transactions Section on Page 38 has been amended to reflect a loan of $15,000 made by Mr. Delgado to the Company and the purchase of 2,000,000 shares by Mr. Delgado from the Company.

24.
With respect to your unregistered offerings, we note your reliance on the exemptions of Section 4(2) and Rule 903(C)(3) of Regulation S of the Securities Act.  Please provide a brief statement of the facts that support the application of the exemptions in each case.  For example, address the sophistication level of the investors and their access of information of the type generally conveyed to purchasers in registered offerings.  Refer to Item 701 of Regulation S-K.  In addition, we note that Rule 903 no longer contains subparagraph (C).

Response: The following disclosure has been included in Item 15 on Page 41 with respect to the sale of stock to Luis Antonio Delgado Gonzalez:

“Mr. Delgado was the only investor in this offering and contributed these funds as our initial equity capital.  As our sole officer and director and founding shareholder, Mr. Delgado had unlimited access to all of our information, including but not limited to our limited business history, current assets and liabilities and business objectives. Further, we believe that Mr. Delgado has such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of the prospective investment.”

With regard to the offering conducted under Regulation S, the disclosure in Item 15 on Page 41 regarding the exemption has been corrected to refer to Rule 903(a)&(b)(3) of Regulation S of the Securities Act of 1933. In addition, disclosures detailing the offering’s compliance with the exemption have been added.

25.
We also note that the net proceeds are not consistent with the total securities sold at the specified price from your unregistered offerings.  Please expand to discuss the source of the inconsistency, such as foreign exchange rate, for example.

Response:  The disclosure in Item 15 mistakenly rounded the offering price for each of the two unregistered offerings to the nearest penny, resulting in the incorrect references to prices of $0.01 per share.  The disclosures in Item 15 on Page 41 have been corrected to refer to the actual offering prices of $0.00778 per share and $0.00797, respectively.  In addition, Footnotes 4 and 5 of the Financial Statements have been corrected to refer to the exact offering price per share for these offerings.

Exhibits, page 42

26.	Please file as an exhibit the agreement with Mr. Delgado in regards to the $15,000 loan, and disclose all the material details. See Item 601(b)(10) of Regulation S-K.

Response: The Promissory Note evidencing the loan between Mr. Delgado and the Company has been attached as Exhibit 10.2 to the Registration Statement.

27.
Moreover, file all agreements relating to (1) any provision for the funding or payment of your debts, liabilities, operating costs, and the like; and (2) service to Kinetic as officer or director, including any deferral of compensation.  If any of the agreements have not been reduced to writing, then provide the written description of the contract in question “similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii).”  Refer to Q&A 146.04 from Compliance & Disclosure Interpretations, Regulation S-K (updated June 4, 2010).  The Compliance and Disclosure Interpretations for Regulation S-K may be found at http://www.sec.gov/divisions/corpfin/ guidance/regs-kinterp.htm.

Response: Except for the Promissory Note referred to in the Response to Comment No. 26, above, there are no other such agreements.

28.
Please file an executed version of your option agreement with American Mining Corporation that has all blanks filled in.  In addition, we note that Appendix A of Exhibit 10.1 should have listed the property that is the subject of your option agreement.  Please file Appendix A with all information included.

Response:   Exhibit 10.1 has been corrected to reflect the executed copy of the Option Agreement with American Mining Corporation.  The description of property given in Exhibit A to the Option Agreement reflects the complete and final exhibit at the time of the parties’ execution of the Option Agreement and reflects the contracting parties’ judgment that the information described the subject property in sufficient detail.

The Operator Agreement included as Appendix B to the Option agreement has not been concluded or executed at this time, and therefore includes some blanks. The contracting parties included the Operator Agreement shown as Appendix B to the Option Agreement as a reflection of the required and intended form Operator Agreement.  The referenced description of property in Appendix A to the Operator Agreement has been added.

Exhibit 5.1, opinion of the Law Offices of Ryan Alexander, PLLC

29.
We note the language in the second to last paragraph, “my opinion speaks only as of the date hereof and I express no opinion as to, and disclaim any undertaking or obligations to update this opinion in respect of circumstances or events which may occur subsequent to this date.”  Please be aware that the opinion must speak as of the date of effectiveness of the registration statement.  Accordingly, please file an opinion dated as of the effective date or have counsel revise the opinion to remove the disclaimer regarding counsel’s obligation to update this opinion.

Response:  The opinion has been revised in accordance with the foregoing comment.  It is attached as Exhibit 5.1.

Engineering Comments

YAM Claims, page 21

30.	Please disclose the annual payments required to maintain your claims and the party responsible for making these payments.

Response: The following statement has been included under the Section Summary of Property Ownership/Plan Status on Page 21:

“The annual claim payments for Bureau of Land Management managed land are $140. The YAM Claims are on BLM managed land. American is responsible for making these payments.”

31.
Please ensure all the information required under paragraph (b) of Industry Guide 7 for all your material properties is disclosed.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following:

•	The location and means of access to you property, including the modes of transportation utilized to and from your property;

Response:  A discussion regarding the location and means of access to the property, including the modes of transportation utilized to and from the property, has been added to Page 21 of the registration statement under the heading of Location and Access.

•	Any condition that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights;

Response: The Company retains an option to obtain title to the property. The terms of this option are discussed more fully in the Summary Section on page 4 and under the heading property option agreement on page 20.  These sections also note that the option is only for the property’s mineral rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

Response: A discussion regarding the rock formations and mineralization of existing or potential economic significance on the property, drawn from information in the geological report, has been added under the heading of the same name on pages 23.

•	A description of any work completed on the property and its present condition;

Response: A description of work completed on the property and its present condition, including a tabular disclosure on prior work, has been added to the YAM Mineral Claims Mine Workings Section on page 21.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

Response: A brief discussion addressing these matters has been added to YAM Mineral Claims Mine Workings Section on page 21. As discussed therein, the property presently does not have any plant, buildings, equipment or mining assets.  The condition of the workings is unknown and may not be safe for entry.

•	A description of equipment, infrastructure, and other facilities;

Response:  A brief discussion addressing these matters has been added to YAM Mineral Claims Mine Workings Section on page 21. As discussed therein, the property presently does not have any plant, buildings, equipment or mining assets.  The condition of the workings is unknown and may not be safe for entry.

•	The current state of exploration of the property;

Response: A discussion regarding The current state of exploration of the property is addressed  more fully under the YAM Mineral Claims Mine Workings Section on page 21. As discussed therein, the company has not performed any work on the property, nor has American performed any recent work on the property.

•	The total costs incurred to date and all planned future costs;

Response: A discussion regarding the total costs incurred to date and all planned future costs has been added under a heading of the same name on page 25.

•	The source of power and water that can be utilized at the property; and

Response: The the section on location and access added to Page 21 includes the explanation that “Power and rail facilities are available immediately adjacent to the mine.”

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Response: The Company has made revisions so that it is now clearly stated in two separate locations that the property is without known reserves and the proposed program is exploratory in nature.

The Summary Section on page 4 now states the following: “We are an exploration stage company, no known reserves have been identified on the YAM Claims and there is no assurance that a commercially viable mineral deposit currently exists on the YAM Claims”

The Mineral Exploration Prospects Section on Page 23 now states as follows: “At this point, the property is without known reserves, and the proposed program is exploratory in nature”.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf

Regulation, page 25

32.	Please disclose the permits required to be obtained in order to perform exploration work on your claims and the monetary value associated with each of these permits.

Response :  The following discussion has been added to the section entitled Regulation on Page 26 of the Registration Statement:

“Generally, exploration permits will not be required for surface work which does not involve the establishment of roads or the cutting of timber.  We therefore do not believe that any governmental permits will be required to perform Phase I of our contemplated exploration plan. Upon completion of Phase I of our exploration plan, additional review and consultation with our geologists and the Bureau of Land Management will be required in order to determine the applicable permitting requirements and required costs and time frames for acquiring the necessary permits. Permits and the associated fees and bonding requirements, if any, will be based on the number of drill holes proposed and similar factors.  Permits and their associated costs are generally negotiated following site inspections by and meetings with representatives of the Bureau of Land Management and other governmental parties."

Geologic Report, page 23

Exhibit 99.1

33.	Please remove the technical report attached as an exhibit to your filing. Section (B)(7) of Industry Guide prohibits technical studies attached to or included in filings.

Response: This exhibit has been removed from the filing.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 868-3311.

Sincerely,

/s/ Ryan Alexander
Ryan Alexander.

Enclosure (Acknowledgment by the Company)